OMB Number: 3235-0123
Expires: October 31, 2004
Estimated average burden
hours per response . . . 12.00

04002695

SECURIT ...ISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51687

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/03_____ AND ENDING _____12/31/03_____
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

DZ Financial Markets LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

609 Fifth Avenue
                                    (No. and Street)

New York   New York   10017
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Gerhard Summerer   (212) 745-1609
                                                    (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
                    (Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[x] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 9 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)



AFFIRMATION

I, Gerhard Summerer affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of DZ Financial Markets LLC (the "Company"), for the year ended December 31, 2003, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

_____ February 25, 2004
Signature   Date

President _____
Title

_____
Notary Public

DZ FINANCIAL MARKETS LLC
<u>(S.E.C. I.D. No. 8-51687)</u>

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2003
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3) under the Securities
Exchange Act of 1934 as a PUBLIC DOCUMENT.



Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Member of
DZ Financial Markets LLC:

We have audited the accompanying statement of financial condition of DZ Financial Markets LLC (the "Company") as of December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included a review of the Company's control activities for safeguarding securities. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of DZ Financial Markets LLC at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

February 25, 2004

Member of
Deloitte Touche Tohmatsu

DZ FINANCIAL MARKETS LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

CASH AND CASH EQUIVALENTS	$ 10,137,490
SECURITIES OWNED, AT FAIR VALUE	21,531,622
INTEREST RECEIVABLE	24,493
OTHER ASSETS	4,771
TOTAL ASSETS	$ 31,698,376

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES -	
Accounts payable and accrued expenses	$ 489,997
Total liabilities	489,997
MEMBER'S EQUITY	31,208,379
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 31,698,376

See notes to statement of financial condition.

DZ FINANCIAL MARKETS LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2003

1. **NATURE OF BUSINESS AND ORGANIZATION**

    DZ Financial Markets LLC (the "Company"), is a wholly owned subsidiary of DZ Bank (the "Parent"), formerly DG Bank. The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company acts as a broker for U.S. Qualified Institutional Buyers ("QIBs") that trade in foreign securities. All trades are executed through affiliates on a delivery versus payment basis.

2. **SIGNIFICANT ACCOUNTING POLICIES**

    The Statement of Financial Condition is prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions, including those regarding financial instrument valuations and certain accrued liabilities, that affect the related amounts reported in the Statement of Financial Condition and accompanying notes. Actual results could differ materially from these estimates.

    The Company defines cash and cash equivalents as highly liquid investments with original maturities of three months or less at the time of purchase. The Company maintains the majority of its cash and cash equivalents at an affiliate, as discussed in Note 5. There were no cash payments for taxes and interest for the year ended December 31, 2003.

    Securities owned consists of corporate bonds and are recorded at fair value. The fair value of these corporate bonds are based on quoted market prices. These bonds are held at a New York money center bank.

    Commissions on securities transactions are recorded on a trade date basis.

    Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of furniture and equipment is computed using the straight-line method over the estimated useful lives of the related assets, generally three to five years. Leasehold improvements are amortized on the straight-line method over the lesser of their lives or the remaining lease term.

    At December 31, 2003, the Company's financial instruments, receivables from the Parent, interest receivable, accounts payable and accrued expenses, are short-term in nature and are thus carried at fair value or amounts approximating fair value.

    The Company is a single member LLC that has elected to be a disregarded entity for Federal and State income tax purposes. As such, the Company's results of operations are included on the Federal and State income tax return of the Parent. Any required tax payments would be made by the Parent. The Company has in effect a tax-sharing agreement with the Parent under which the Company is allocated its proportionate share of income taxes. Income tax expense is provided using the asset and liability method, under which deferred tax assets and liabilities are determined based upon the temporary differences between the financial statement and income tax bases of assets and liabilities, using currently enacted tax rates.

New Accounting Pronouncements - In April 2003, the Financial Accounting Standards Board ("FASB") issued SFAS No. 149, *"Amendment of Statement 133 on Derivative Instruments and Hedging Activities".* SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, *"Accounting for Derivative Instruments and Hedging Activities".* SFAS No. 149 was effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company adopted SFAS No. 149 as required in fiscal year 2003 with no impact on the Statement of Financial Condition.

In May 2003, the FASB issued SFAS No. 150, *"Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity".* SFAS No. 150 establishes standards for classifying and measuring certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company adopted SFAS No. 150 as required in fiscal year 2003 with no impact on the Statement of Financial Condition.

In January 2003, the FASB issued FASB Interpretation ("FIN") No. 46, *"Consolidation of Variable Interest Entities - an Interpretation of ARB No. 51."* FIN No. 46 provides guidance on the consolidation of certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. Such entities are referred to as variable interest entities ("VIEs"). FIN No. 46 requires the primary beneficiary of a VIE to consolidate the entity. On December 24, 2003, the FASB published a revision to FASB Interpretation No. 46, *"Consolidation of Variable Interest Entities - an Interpretation of ARB No. 51",* ("FIN No. 46 (R)"), a replacement of FIN No. 46. FIN No. 46 (R) provides technical corrections and addresses implementation issues. In 2003, the Company adopted FIN 46 and FIN No. 46 (R) with no impact on the Statement of Financial Condition.

3. CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company's clearing broker is exposed to risk of loss on customer transactions in the event of a customer's inability to meet the terms of its contracts. The clearing broker may have to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations. The Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company and the Company's securities can be sold or rehypothecated by clearing brokers. As of December 31, 2003, there were no such amounts owed to the clearing broker by these customers.

4. INCOME TAXES

At December 31, 2003, the Company has net operating loss carryforwards of approximately $2,792,000 for income tax purposes. The income tax net operating loss carryforwards will expire beginning in the years ending December 31, 2014. At December 31, 2003, the Company had a deferred tax asset of approximately $1,117,000, consisting primarily of the tax effect of net operating loss carryforward. Since it is more likely than not that the deferred tax asset will not be realized a valuation allowance in the same amount was established, based on available evidence.

5. RELATED PARTY ACTIVITIES

The Company has service agreements with the Parent. The Company shares many of the same resources to benefit from infrastructural cost savings in the conduct of their business.

The Parent provides office space and certain administrative services to the Company. Payables related to these services included in accounts payable and accrued expenses amounted to $88,200 at December 31, 2003.

The Company participates in a health plan with the Parent.

Cash balances of $10,098,000 included in cash and cash equivalents are on deposit with an affiliate at December 31, 2003. At December 31, 2003, accrued interest on such deposit amounted to $4,125 and is included in interest receivable.

Commissions earned on trades are payable by the Parent and a clearing fee is charged to the Company.

6. REGULATORY REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital equal to $100,000 or 6-2/3% of aggregate indebtedness (as defined), whichever is greater. At December 31, 2003, the Company had net capital and excess net capital of $17,915,380 and $17,815,380, respectively. The ratio of aggregate indebtedness to net capital was approximately .03 to 1. The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k)(2)(i).

7. COMMITMENTS, CONTINGENCIES AND GUARANTEES

The Company has provided a guarantee to their clearing broker. Under the agreement, the Company has agreed to indemnify the clearing broker for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company's liability under these arrangements is not quantifiable. However, the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no contingent liability is carried on the balance sheet for these transactions.

8. REALIGNMENT OF BUSINESS STRATEGY

In December 2003, the Company submitted a proposal to the Parent to realign their business strategy. As a result of certain changes in the business strategy of the Parent as well as developments in the market. The Company's focus will be the sale of 144A private placement and other debt securities of interest to QIBs. The Company will support the Parent's domestic origination activities in the areas of asset securitization and project finance. As a result of this change in business strategy, the Company incurred costs of approximately $364,000. These costs primarily relate to severance packages paid and to be paid to terminated employees and the closing of their equity sales desk. At December 31, 2003, a severance liability of $123,750 is included in accounts payable and accrued expenses. A significant portion of the Company's capital will be withdrawn and repatriated to the Parent leaving the Company with remaining capital of approximately $600,000. The Company will continue to operate as a registered broker-dealer with the Securities and Exchange Commission and NASD.

* * * * * *


February 25, 2004

DZ Financial Markets LLC
609 Fifth Avenue
New York, New York 10017

In planning and performing our audit of the financial statements of DZ Financial Markets LLC (the "Company") for the year ended December 31, 2003 (on which we issued our report dated February 25, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) for determining compliance with the exemptive provisions of Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that

DZ Financial Markets LLC
February 25, 2004
Page 2

they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP